FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

October 25, 2024

VIA EDGAR

Dave Edgar and Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FatPipe, Inc.
Registration Statement on Form S-1 Submitted July 19, 2024
File No. 333-280925

Dear Mr. Edgar and Ms. Collins:

On behalf of FatPipe, Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on August 2, 2024, regarding the Company’s registration statement on Form S-1 submitted to the Commission on July 19, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have submitted Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission on the date set forth above.

Registration Statement on Form S-1 filed July 19, 2024

The Offering, page 3

1.	You disclose that there are 13,017,484 shares of common stock outstanding as of July 18, 2024. Please reconcile this to the 12,449,308 shares outstanding as of March 31, 2024. To the extent you issued shares after the balance sheet date, revise to disclose such issuances in the subsequent events footnote. Refer to ASC 855-10-50-2.

Response: In response to this comment, the Company advises the Staff that 577,176 shares were issued in July of 2024, after the auditors’ report. Therefore, the Company has added additional disclosure on page F-7, as well as Note 3 on page F-10 with the September 30, 2024 financials, in accordance with ASC 855-10-50-2.

2.

We note that on July 16, 2024, you issued 250,000 restricted stock units (RSUs) each to both the company’s CEO and President. Please tell us, and revise to clarify, the vesting terms for the RSUs. In this regard, explain whether Messrs. Bhaskar and Datta will each receive 125,000 fully vested RSUs upon completion of the offering and another 125,000 fully vested RSUs once the share price exceeds 10% of the initial public offering price, or explain the vesting terms for each. To the extent the 250,000 RSUs that will be issued upon the offering are fully vested RSUs, revise to address the following:

●	Discuss the impact of the RSU shares on the number of shares outstanding after the offering.
●	Include a presentation of pro forma earnings per share in the forepart of the filing reflecting the impact of the vesting of 250,000 RSUs and the cash bonus that will be paid upon the offering, along with a reconciliation of the numerator and denominator. Refer to Rule11-01(a)(8) of Regulation S-X.
●	Disclose the impact of these awards on Capitalization and Dilution as well as Use of Proceeds to the extent that the cash bonus will be paid out of the proceeds from the offering.
●	Include a discussion of the RSU grants and cash bonus, including the estimated future financial impact, in the subsequent events footnote to your consolidated financial statements. In your response, provide us with the fair value of common stock used to value the RSU grants.

Response: In response to this comment, the Company advises the Staff that after further consideration, Ragula Bhaskar and Sanchaita Datta decided to forego the RSUs. At Messrs. Bhaskar’s and Datta’s request, the board of directors of the Company rescinded the RSU grants. Please be advised, the Company removed the disclosures related to such RSU grants from page 49 of the S-1/A.

Risk Factors

Risks Related to Our Business and Financial Position

We rely heavily on our reselling partners and our ability to work with suitable partners may impact our growth plans, page 9

3.	Please revise this risk factor to clarify that one single distribution partner accounted for 45.09% and 43.59% of your total revenue in fiscal 2024 and 2023, respectively. Similar revisions should be made to your disclosures on page 42.

Response: In response to this comment, the Company advises the Staff that the Company amended the Form S-1 to clarify that one single distribution partner accounted for 45.09% and 43.59% of the Company’s total revenue in fiscal 2024 and 2023, respectively, on page 9 and 45 of the Form S-1/A.

Notes to Consolidated Financial Statements

Note 1(B). Significant Accounting Policies

Revenue Recognition, page F-7

4.	We note your response to prior comments 6 and 7. Please explain further how you determined that configuration, implementation, and training services are one performance obligation and specifically address how you considered the guidance in ASC 606-10-25-21. In your response, tell us when each of these services are performed and how you determined that each of these services should be recognized over the term of the contract.

Response: In response to this comment, the Company advises the Staff that after considering the guidance in ASC 606-10-25-21, we note that these performance obligations are highly interdependent and inseparable. Accordingly, the configuration, implementation and training services are collectively technical support and considered to be a single performance obligation. Services can be performed at any point on an as-needed basis during the term of the contract. Accordingly, the performance obligations are recognized over the term of the contract.

Remaining Performance Obligation (RPO), page F-8

5.	We note your revised disclosures in response to prior comment 8 where you indicate that the short-term RPO will be recognized over the next 12 months while the long-term RPO will be recognized over 36-60 months. Tell us why none of your remaining RPOs will be recognized in the next 24 months. In addition, please provide us with a breakdown by year of when you expect to recognize the remaining long term RPOs. Lastly, tell us how your current disclosures reflect the appropriate time bands for your arrangements, or revise as necessary. Refer to ASC 606-10-50-13.

Response: In response to this comment, the Company advises the Staff that the disclosure on page F-8 has been corrected to reflect long-term RPO as beyond 12 months. Considering the operating cycle for current and non-current classifications is 12 months, and as required under ASC 606-10-50-13, the time bands for our arrangements are reflected as less than 12 months and greater than 12 months. Additionally, the Company has updated the table on page F-18 to reflect the appropriate time bands, as requested by the Staff.

Note 2. Restatement of Previously Issued Financial Statements, page F-13

6.	We note your revised disclosures in response to prior comment 10. As previously requested, please revise to label your fiscal 2023 financial statements as restated.

Response: In response to this comment, the Company advises the Staff that our fiscal 2023 financial statements have been revised to be labelled as restated.

In addition, address the following as it relates to your disclosures in Note 2:

●	Explain why the amounts in the “as previously reported” column for revenue, gross profit and income/loss from operations in the table titled Consolidated Statement of Operations and Comprehensive Income for Fiscal Year ended March 31, 2023, do not agree to the financial statements included in the April 4, 2024, confidential submission, or revise as necessary.

Sub-Response: In response to this comment, the Company advises the Staff that the reasons for the changes in the “as previously reported” column for revenue, gross profit and income/loss from operations in Consolidated Statement of Operations and Comprehensive Income for Fiscal Year ended March 31, 2023, is presented in the following table:

Line Item	Form S-1, filed July 19, 2024	Draft Registration Statement, filed April 4, 2024	Difference		Remarks

Net revenue	$15,795,742	$15 606 255		$189,487	Reclassification of Interest income on late payment of receivables has been grouped from Interest income to Revenue from operations
Gross Profit	$14,693,242	$14 503 755		$189,487	Impact of the above
General and administrative	$3,625,743, as corrected	$3 428 582		$197,161	Impact of contract cancellations / contract discontinuation of contract receivables included due to error and corrected as a part of the restatement.
Income/(loss) from operations	$3,239,151, as corrected	$3 246 825	-$	(7,674)	The net difference is attributable to the foregoing adjustments.

●	Revise to include the impact of the error on net income.

Sub-Response: In response to this comment, the Company advises the Staff that Note 2 has been revised to include the impact of the error on net income on page F-23.

●	Explain why the amounts included in the “as previously reported” column for contracts receivable in the table titled Consolidated Cash flow statement for the fiscal year ended March 31, 2023, do not agree to the financial statements included in the April 4, 2024 confidential submission, or revise as necessary.

Sub-Response: In response to this comment, the Company advises the Staff that the reason for the change in the “as previously reported” column for contracts receivable in the table titled Consolidated Cash flow statement for the fiscal year ended March 31, 2023, is presented below in the following table:

Line Item	Form S-1, filed July 19, 2024	Draft Registration Statement, filed April 4, 2024	Difference	Remarks

Contracts receivable	$(4,731,854)	$(4,929,015)	$197,161	In the Consolidated Statement of Cash Flows on page 37, certain adjustments were made to Net income, particularly $197,161 for allowance for contract receivables. Accordingly, the Contract receivable amounts will be same. Similar disclosures are made in the restatement notes to show the impact of contract cancellations / contract discontinuation of contract receivables included due to error.

●	Revise to include the impact of the restatement on net cash flows from operating activities.

Sub-Response: In response to this comment, the Company advises the Staff that Note 2 has been revised to include the impact of the restatement on net cash flows from operating activities.

* * *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 801-560-2003 or Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP at 917-848-6325.

Sincerely,

FatPipe, Inc.

By:	/s/ Bhaskar Ragula
Chief Executive Officer

cc:	Darrin M. Ocasio, Esq.

Sichenzia Ross Ference Carmel LLP